

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2019

William Annett
Chief Executive Officer
OncoCyte Corporation
1010 Atlantic Avenue, Suite 102
Alameda, CA 94501

Re: OncoCyte Corporation
Registration Statement on Form S-3
Filed June 6, 2019
File No. 333-231980

Dear Mr. Annett:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance